UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               SPORT CHALET, INC.

                                (Name of Issuer)

                          Common Stock, par value $0.01

                         (Title of Class of Securities)

                                    849163100

                                 (CUSIP Number)


                              Peter M. Menard, Esq.
                   Sheppard, Mullin, Richter & Hampton LLP
                        333 South Hope Street, 48th Floor
                              Los Angeles, CA 90071
                                 (213) 620-1780
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 30, 2003

           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Craig L. Levra                                               I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        50,000
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     50,000
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,669,972
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       67.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Howard K. Kaminsky                                           I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        35,051
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     35,051
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,556,223
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       67.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Jeff Lichtenstein                                            I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        2,000
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     2,000
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,384,172
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 5 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Claudia G. Reich                                             I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        0
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     0
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,351,972
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 6 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Dennis D. Trausch                                            I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        26,486
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     26,486
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,536,658
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       66.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 7 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       Tim Anderson                                                 I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        0
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     0
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,356,972
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 849163100                                           Page 8 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
       SC Option LLC                                                I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
       |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        0
   OWNED BY      ---------------------------------------------------------------
     EACH        8   SHARED VOTING POWER
  REPORTING
    PERSON           0
     WITH        ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     0
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,351,972
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     (a) The name of the issuer is Sport Chalet, Inc. (the "Issuer").

     (b) The address of the Issuer's principal executive office is One Sport Chalet Drive, La Canada, CA 91011.

     (c) The title of the class of securities to which this statement relates is the common stock, par value $0.01, of the Issuer (the "Common Stock").

Item 2.  Identity and Background.

     The Reporting Persons are filing this amendment to their Report on Schedule 13D jointly in connection with:

       o Claudia G. Reich's disposal of her 0.5% membership interest in SC Option, LLC (the "LLC") and her corresponding beneficial interest in the 4,351,972 shares of Common Stock subject to an option held by the LLC (the "Option Shares"), as a result of the termination of her membership in the LLC on December 30, 2003.

       o Tim Anderson's acquisition of a 0.5% membership interest in the LLC and a corresponding beneficial interest the Option Shares, as a result of his admission as a member of the LLC on December 30, 2003.

     (a) The Reporting Persons are the LLC, its members and a former member. The members of the LLC and percentage ownership interest held by such members are:
Craig L. Levra - 59.1%, Howard K. Kaminsky - 39.4%, Jeff Lichtenstein - .5%, Dennis D. Trausch - .5% and Tim Anderson - .5%. Mr. Levra and Mr. Kaminsky are the managers of the LLC.

     (b) The business address of each Reporting Person is One Sport Chalet Drive, La Canada, CA 91011.

     (c) The LLC is a limited liability company organized under the laws of California. As more fully described the original Report on Schedule 13D filed by the Reporting Persons on December 23, 2002, the principal business of the LLC is to facilitate the transactions contemplated in an Option Agreement dated as of December 20, 2002 by and between SC Option, LLC and Norbert Olberz and Irene Olberz (the "Trustees") as Co-Trustees of the Olberz Family Trust (the "Trust") under agreement dated May 6, 1997 (the "Option Agreement"). Under the Option Agreement the LLC has an option to purchase, under certain circumstances, 4,351,972 shares of Common Stock. Membership in the LLC is limited to Senior Executives of the Issuer, as defined in the Operating Agreement of the LLC (the "Operating Agreement").

     (d) Claudia G. Reich resigned from her position as Senior Vice President, Marketing and Advertising, effective October 24, 2003. Pursuant to the terms of the Operating Agreement, her membership in the LLC and 0.5% membership interest were terminated by letter agreement on December 30, 2003, and the LLC returned to Ms. Reich her original capital contribution of $8.12. Her status as a member of the group reporting on this Schedule 13D terminates with this Amendment No. 1.

     (e) The Board of Directors of the Issuer appointed Tim Anderson to the Senior Executive position of Vice President, Store Operations on October 1, 2003. He was admitted to the LLC as a member on December 30, 2003, in connection with which he acquired a 0.5% membership interest in the LLC and made a contribution to the capital of the LLC in the amount of $8.12.

     (f) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (g) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he, she or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

     (a) Mr. Anderson made his contribution to the capital of the LLC in the amount of $8.12 from his personal funds.

     (b) The LLC used funds from its working capital to repay Ms. Reich's capital contribution of $8.12.

Item 4.  Purpose of Transaction.

     (a) Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

          (1) the acquisition or disposition of securities of the Issuer;

          (2)  an  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any subsidiary;

          (3) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

          (4) any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term directors or to fill any existing vacancies on the board;

          (5) any material change in the Issuer's present capitalization or dividend policy;

          (6) any other material change in the Issuer's business or corporate structure;

          (7)  changes  in  the  Issuer's   charter  or  bylaws  or  instruments
corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

          (8) causing the Issuer's securities to cease to be quoted on the Nasdaq National Market;

          (9) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12g-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

          (10) any action similar to those enumerated above.

      While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as set forth herein, the Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer's securities.

      None of the LLC, Mr. Levra, Mr. Kaminsky, Mr. Lichtenstein, Ms. Reich, Mr. Trausch or Mr. Anderson has sole or shared voting or dispositive power with respect to the Option Shares. Furthermore, the ability of the LLC to exercise the Option is subject to material contingencies as set forth herein. Each of the Reporting Persons disclaims any beneficial ownership with respect to the Option Shares. The Reporting Persons are filing this Report on Schedule 13D for informational purposes only and because the acquisition of the Option may be deemed to be the acquisition of a security "with the purpose or effect of changing or influencing the control of the issuer" as set forth in Rule 13d-3(d)(1)(i).

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Craig L. Levra may be the beneficial owner of 4,669,972 shares of Common Stock, or approximately 67.6% of the outstanding Common Stock. This amount includes: (i) 50,000 shares that he holds directly; (ii) options to purchase 268,000 shares that are exercisable within 60 days of the filing date hereof; and (iii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which he disclaims any beneficial ownership.

     Mr. Howard K. Kaminsky may the beneficial owner of 4,556,223 shares of Common Stock, or approximately 67.0% of the outstanding Common Stock. This amount includes: (i) 35,051 shares that he holds directly; (ii) options to purchase 169,200 shares that are exercisable within 60 days of the filing date hereof; and (iii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which he disclaims any beneficial ownership.

     Mr. Jeff Lichtenstein may the beneficial owner of 4,384,172 shares of Common Stock, or approximately 65.8% of the outstanding Common Stock. This amount includes: (i) 2,000 shares that he holds directly; (ii) options to purchase 30,200 shares that are exercisable within 60 days of the filing date hereof; and (iii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which he disclaims any beneficial ownership.

     Mr. Dennis D. Trausch may the beneficial owner of 4,536,658 shares of Common Stock, or approximately 66.8% of the outstanding Common Stock. This amount includes: (i) 26,486 shares that he holds directly; (ii) options to purchase 158,200 shares that are exercisable within 60 days of the filing date hereof; and (iii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which he disclaims any beneficial ownership.

     Mr. Tim Anderson may the beneficial owner of 4,356,972 shares of Common Stock, or approximately 65.6% of the outstanding Common Stock. This amount includes: (i) options to purchase 5,000 shares that are exercisable within 60 days of the filing date hereof; and (ii) indirect interests by virtue of the relationships described in Items 2 and 4 hereof and the Option owned directly by the LLC, which represents the right to purchase 4,351,972 shares of Common Stock, as to which he disclaims any beneficial ownership.

     As of December 30, 2003, Ms. Claudia C. Reich no longer has any interest in the Option owned directly by the LLC, and holds no shares directly or indirectly.

     The LLC may be the beneficial owner of 4,351,972 shares of Common Stock, or approximately 65.6% of the outstanding Common Stock. This amount consists of the Option, which represents the right to purchase 4,351,972 shares of Common Stock, as to which the LLC disclaims any beneficial ownership.

     (b) The following table provides information as to the number of shares of Common Stock as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

                                                      Power to Dispose or Direct
                               Power to Vote                   Disposition
                           --------------------        -------------------------
         Name               Sole         Shared            Sole           Shared
  ------------------        ----         ------            ----           ------

  Craig L. Levra           50,000           0             50,000            0

  Howard K. Kaminsky       35,051           0             35,051            0

  Jeff Lichtenstein         2,000           0              2,000            0

  Dennis T. Trausch        26,486           0             26,486            0

  Tim Anderson                0             0                0              0

  SC Option, LLC              0             0                0              0

  Claudia G. Reich            0             0                0              0

     (c) No transactions were effected in the Common Stock by the Reporting Persons during the past 60 days other than the purchase and sale of 19,200 shares by Claudia G. Reich on November 5, 2003 on the exercise of options.

     (d) As the beneficial owner of the Option Shares, the Trustees, on behalf of the Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Option Shares.

     (e) Claudia G. Reich's membership interest in the LLC, which may have caused her to be deemed a beneficial owner of more than 5% of the Common Stock, terminated on December 30, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the knowledge of the Reporting Persons, except as disclosed herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

      Exhibit A   Amended and Restated Joint Filing Agreement

      Exhibit B   Option  Agreement  (previously  filed  as  Exhibit  B  to  the original Report on Schedule 13D of the Reporting Persons filed on December 20, 2002).

      Exhibit C   Operating  Agreement of SC Option,  LLC,  dated as of December
                  20, 2002.

      Exhibit D   Joinder to Operating Agreement, between SC Option, LLC and Tim
                  Anderson, dated December 30, 2003.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on Schedule 13D is true, complete and correct.



Dated:  December 30, 2003

                                                /s/ Craig L. Levra
                                                ------------------
                                                Craig L. Levra

                                                /s/ Howard K. Kaminsky
                                                ----------------------
                                                Howard K. Kaminsky

                                                /s/ Jeff Lichtenstein *
                                                ----------------------
                                                Jeff Lichtenstein

                                                /s/ Dennis D. Trausch *
                                                ----------------------
                                                Dennis D. Trausch

                                                /s/ Tim Anderson*
                                                ----------------
                                                Tim Anderson

                                                /s/ Claudia G. Reich *
                                                ---------------------
                                                Claudia G. Reich

*  Signed by Howard K. Kaminsky
   as attorney-in-fact.

                                                SC OPTION, LLC


                                                By    /s/ Craig L. Levra
                                                      ------------------
                                                      Craig L. Levra,
                                                      Manager

                                                By    /s/ Howard K. Kaminsky
                                                      ----------------------
                                                      Howard K. Kaminsky,
                                                      Manager

                                  EXHIBIT INDEX

      Exhibit A   Amended and Restated Joint Filing Agreement

      Exhibit B   Option  Agreement  (previously  filed  as  Exhibit  B  to  the original Schedule 13D of the Reporting Persons filed on December 20, 2002).

      Exhibit C   Operating  Agreement of SC Option,  LLC,  dated as of December
                  20, 2002.

      Exhibit D   Joinder to Operating Agreement, between SC Option, LLC and Tim
                  Anderson, dated December 30, 2003.

                                                                       EXHIBIT A
                                                                       ---------

                   AMENDED AND RESTATED JOINT FILING AGREEMENT


      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree as follows:

      1. The Joint Filing Agreement dated December 20, 2002 (the "Original Agreement"), by and between Craig L. Levra, Howard K. Kaminsky, Jeff Lichtenstein, Claudia D. Reich, Dennis D. Trausch and SC Option, LLC (the "LLC") is hereby amended and restated in its entirety.

      2. Craig L. Levra, Howard K. Kaminsky, Jeff Lichtenstein, Dennis D, Trausch and Tim Anderson (the "Members") hereby agree to the joint filing on behalf of each of them of a Report on Schedule 13D (including amendments thereto) with respect to the common stock of Sport Chalet, Inc. (the "Common Stock") and further agree that this Agreement (including any amendments thereto) be included as an exhibit to such filing.

      (a) Each Member hereby constitutes and appoints each other Member, signing singly, as the Member's true and lawful attorney-in-fact to execute on behalf of the Member a report on Schedule 13D with respect to the Common Stock and any amendments thereto and to submit such report and amendments to the United States Securities and Exchange Commission and any stock exchange or similar authority.

      (b) Each Member hereby  constitutes and appoints Craig L. Levra and Howard
K. Kaminsky, or either of them signing singly, as the Member's true and lawful attorney-in-fact to do the following:

      (1) execute and submit for and on behalf of the Member a Form ID of the Securities and Exchange Commission (or such similar form as may exist in the future) to obtain personal code numbers for the electronic filing of reports on
Schedule 13D with respect to the Common Stock;

      (2) to do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such
Schedule 13D or Form ID, take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Joint Filing Agreement shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      3. Upon the filing of an Amendment to the Report on Schedule 13D filed on December 30, 2003, disclosing that she has ceased to be (or be deemed) a beneficial owner of more than five percent of the Common Stock, all rights, obligations and agreements of Claudia G. Reich under the Original Agreement shall terminate, and any capacity of the other parties to the Original Agreement to act on her behalf or deliver documents in her name shall be revoked.

      4. Any person who is newly admitted as a member of the LLC pursuant to its Operating Agreement may be joined as a Member party to this Agreement by the execution and delivery of an Agreement of Joinder, in which the additional Member agrees to be bound by the terms of this Agreement, and which is signed and delivered by the LLC.

      5. Upon any Member's resignation, withdrawal or termination of membership in the LLC, the LLC may terminate the effectiveness of this Agreement with respect to such Member by delivering a notice of termination to the Member's last address known to the LLC. Such notice shall terminate all rights, obligations and agreements of the Member under this Agreement, and revoke any capacity of the other Members or the LLC to act on the terminating Member's behalf or to deliver documents in the terminating Member's name. Notwithstanding a Member's resignation, withdrawal or termination, this Agreement shall remain in full force and effect with respect to such Member if the LLC has reasonably determined that such Member has an obligation to file reports or amendments on
Schedule 13D with respect to Common Stock beneficially owned by the LLC.

      6. Each party to this agreement agrees that this Amended and Restated Joint Filing Agreement may be signed in counterparts.

                      The next page is the signature page.

      In evidence whereof, the undersigned have caused this Amended and Restated Joint Filing Agreement to be executed on their behalf this 30th day of December, 2003.

                                                /s/ Craig Levra
MEMBERS                                         --------------------------------
                                                Craig Levra

                                                /s/ Howard Kaminsky
                                                --------------------------------
                                                Howard Kaminsky

                                                /s/ Jeff Lichtenstein
                                                --------------------------------
                                                Jeff Lichtenstein

                                                /s/ Dennis Trausch
                                                --------------------------------
                                                Dennis Trausch

                                                /s/ Tim Anderson
                                                --------------------------------
                                                Tim Anderson

SC OPTION, LLC                                  SC OPTION, LLC

                                                By  /s/ Craig Levra
                                                    ----------------------------
                                                    Craig Levra,
                                                    Manager

                                                By  /s/ Howard Kaminsky
                                                    ----------------------------
                                                    Howard Kaminsky,
                                                    Manager


AGREED AND ACKNOWLEDGED



----------------------------------
   Claudia G. Reich

                                                                       EXHIBIT C
                                                                       ---------

                                 SC OPTION, LLC

                               OPERATING AGREEMENT

      THIS OPERATING AGREEMENT ("Agreement") of SC Option, LLC ("Company") is made and entered into as of this 20th day of December, 2002 by and among the parties whose names are set forth on Exhibit A hereto (individually, a "Member" and collectively, the "Members"). Capitalized terms shall have the meanings set forth in Article X or, to the extent not inconsistent, as otherwise defined herein.

                                    RECITALS

      A. The Company was formed on May 3, 2002, as a California limited liability company with the filing of Articles of Organization ("Articles") with the California Secretary of State.

      B. The Company has been formed by the Members, all of whom are Senior Executives of Sport Chalet, Inc. ("Sport Chalet"), in anticipation of the execution and delivery of an Option Agreement dated as of December __, 2002 (the "Option Agreement"), between the Company and Norbert Olberz and Irene Olberz, as Co-Trustees of the Olberz Family Trust (the "Trustees"), whereby the Company will obtain an option to purchase common stock of Sport Chalet (the "Option") exercisable upon the death of Norbert Olberz and certain rights with respect to any sale of Sport Chalet or of Common Stock by the Trustees during his lifetime.

      C. The Members desire to adopt and approve this Agreement as an operating agreement for the Company under the Beverly-Killea Limited Liability Act ("Act").

      NOW, THEREFORE, the Members hereby adopt and approve the following agreement as the operating agreement for the Company under the Act effective as of the date of filing of the Articles:

                                    ARTICLE I

                                  ORGANIZATION

      1.1 Name. The name of the Company shall be SC Option, LLC.


      1.2 Term. The term of existence of the Company commenced on the date of the filing of the Articles and, unless the Company is earlier dissolved in accordance with this Agreement, shall continue until terminated by the provisions of this Agreement or as provided by law.

      1.3 Office. The office of the Company shall be located at 920 Foothill Boulevard, La Canada, California 91011, or such other location as the Managers may determine from time to time.

      1.4 Agent for Service of Process. The initial agent for service of process on the Company initially shall be as set forth in the Articles. The Managers may from time to time change the Company's agent for service of process.

      1.5 Purpose. The purpose of the Company is to facilitate the transactions contemplated by the Option Agreement, including the implementation of any purchase of the common stock of Sport Chalet on exercise of the Option.


                                   ARTICLE II

                                   MEMBERSHIP

      2.1 Members. The Members of the Company shall be those Persons whose names are set forth on Exhibit A hereto and each Person who may hereafter be admitted as a Member in accordance with this Agreement. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

      2.2 Membership Interests. The membership interest of the Company shall be divided into Units (the "Units"), each Unit to represent $1.00 of capital contributed.

      2.3 Additional Units. Existing Members may be issued additional Units upon the consent of the Managers and a Majority in Interest of the Members, and additional Persons may be admitted to the Company as Members upon compliance with the provisions of this Agreement and upon such terms and conditions as the Managers may determine, provided that no new class of Units having rights or preferences senior to those of the existing Units may be issued without the unanimous approval of the Members. The records of the Company shall be amended by the Managers as appropriate to reflect the acquisition by existing Members of additional Units or the admission of additional Members.

      2.4 Admission of Members. Notwithstanding any other provision of this Agreement, no Person shall be admitted as a Member unless he or she (i) is a Senior Executive, (ii) is approved for membership by a Majority in Interest of the Members, (iii) makes a Capital Contribution for the number of Units to be allocated to him or her and (iv) agrees in writing to be bound by the terms and conditions of this Agreement as fully as if he or she were an original signatory hereto. If so admitted, the new Member shall have all the rights and powers, and will be subject to all the restrictions and liabilities, of a Member.

      2.5 Powers of Members. Notwithstanding any other provision of this Agreement, the following actions may be taken only with the approval of the Managers and a Majority in Interest of the Members:

      (a) the merger of the Company or the sale or exchange in a single transaction of all or substantially all of the Company's assets;

      (b) any act that would make it impossible to carry out the purpose of the Company;

      (c) any amendment to this Agreement; or

      (d) dissolution of the Company as provided in Section 9.1.

      2.6 Resignation, Withdrawal or Termination. No Member may resign, retire or withdraw from membership in the Company or withdraw his or her interest in the capital of the Company without the prior written approval of the Managers and a Majority in Interest of the Members. Upon a Member (other than Craig L. Levra or Howard K. Kaminsky) ceasing to be a Senior Executive, whether by reason of death, voluntary resignation, termination by Sport Chalet or otherwise, his or her membership interest in the Company shall terminate and he or she shall be entitled to a return of his or her Capital Contribution.

      2.7 Loans by Members. No Member, as such, shall be required to lend any funds to the Company or to make any additional contribution of capital to the Company, except as otherwise required by applicable law or by this Agreement.

      2.8 No Liability. Except as otherwise required by applicable law and as expressly set forth in this Agreement, no Member shall be personally liable, whether to the Company, to any of the other Members, to the creditors of the Company or to any other Person, under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Member. Each Member shall be liable only to make such Member's Capital Contribution to the Company and any other payments provided expressly herein.

      2.9 Rights of Members to Bind Company. Unless otherwise provided in this Agreement or expressly and duly authorized in writing to do so by the Managers, no Member shall have the power or authority to bind or act on behalf of the Company in any way, to pledge its credit or to render it liable for any purpose.


                                   ARTICLE III

                            CONTRIBUTIONS TO CAPITAL

      3.1 Initial Capital Contributions. Each Member shall contribute to the capital of the Company as the Member's initial Capital Contribution the amount set forth in Exhibit A attached hereto opposite such Member's name. Such Capital Contribution shall be in the form of cash or payment of all or a portion of the option price under Section 1.3 of the Option Agreement on behalf of the Company.

      3.2 Additional Contributions. No Member shall be required to make any additional Capital Contribution. No Member may voluntarily make any additional Capital Contribution.

      3.3 Company Capital. No Member shall be paid interest on any Capital Contribution to the Company or on such Member's Capital Account, and no Member shall have any right (a) to demand the return of such Member's Capital
Contribution or any other distribution from the Company (whether upon resignation, withdrawal or otherwise), except as required by Section 2.6 or upon dissolution of the Company pursuant to Article IX hereof, or (b) to cause a partition of the Company's assets.

                                   ARTICLE IV

                                   MANAGEMENT

      4.1 Management by Managers. The Managers shall have full and complete authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters, and to represent the Company vis-a-vis third parties. Action by the Managers shall be by unanimous vote or written consent. The Managers are authorized and directed to execute and deliver the Option Agreement on behalf of the Company, and are authorized on behalf of the Company to execute and deliver such amendments to the Option Agreement and take such other action with respect to the Option as they may deem advisable. Without limiting the foregoing, and except as otherwise provided in this Agreement, the Members shall have no rights to vote on any matter except as required by law, it being the intention of the Members to vest the management of the Company in the Managers.

      4.2 Limitations on Power of Managers. Notwithstanding any other provisions of this Agreement, the Managers shall not have authority under this Agreement to cause the Company to engage in the transactions described in Section 2.5 without first obtaining the approval of the Members as set forth therein.

      4.3 Designation of Managers.

      (a) The Company shall have two Managers, who shall be Craig L. Levra and Howard K. Kaminsky, unless and until resignation or removal in accordance with the provisions of this Agreement. The Managers shall receive no remuneration for serving in that capacity.

      (b) A Manager may resign at any time by giving written notice to the Members without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of a Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective.

      (c) A Manager may be removed, with or without cause, by a Majority in Interest of the Members, and a Manager shall be deemed to have been removed automatically upon his death. Any removal shall be without prejudice to the rights, if any, of the Manager under any contract to which the Company is a party.

      (d) If a Manager shall resign or be removed in accordance with this Agreement, a replacement Manager shall be designated by a Majority in Interest of the Members.

      4.4 Devotion of Time. The Managers shall devote to the management of the Company such time and effort as shall be necessary or appropriate for the furtherance of the Company's purpose.

      4.5 Other Activities. The Members and the Managers may acquire, sell or transfer common stock or other securities of Sport Chalet without having to present that opportunity to the Company, and neither the Company nor any of the Members or the Managers shall have any right in or to such securities or to any income or proceeds derived therefrom.

      4.6 No Liability. The Managers shall not be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being the Managers of the Company.


                                    ARTICLE V

                             RECORDS AND TAX MATTERS

      5.1 Records. Proper and complete books of account and records of the Company (including those books and records identified in Section 17058 of the Act) shall be kept by the Company at the office designated in Section 1.3.

      5.2 Tax Information. The Company shall cause to be prepared at least annually information necessary for the preparation of the Members' federal and state income tax returns. The Company shall send or cause to be sent to the Members within ninety (90) days after the end of each taxable year such information as may be necessary to their complete federal and state income tax or information returns.

      5.3 Bank Accounts. The Managers shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person. The authority for endorsement of checks, drafts and other evidences of indebtedness made payable to the order of the Company for the purpose of deposit into the Company's accounts, as well as the signing of checks, drafts, and other instruments obligating the Company to pay money, shall be as determined by the Managers.

      5.4 Classification for Tax Purposes. It is the Members' intention that the Company be classified as a partnership for federal and state tax purposes. Consequently, the Company may not make an election under Treasury Regulation
Section 301.7701-3(c) (and corresponding provisions of state law) to be classified as an association taxable as a corporation unless the Members unanimously agree to the making of such election.

      5.5 Tax Matters. For any period during which the Company is classified as a partnership for tax purposes, Howard K. Kaminsky shall be the "Tax Matters Partner" (as defined in Code Section 6231), and shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, and shall be authorized to expend Company funds for professional services and costs associated therewith.

                                   ARTICLE VI

                                   ALLOCATIONS

      6.1 Allocation of Net Income or Net Loss. For each Accounting Period, Net Income or Net Loss, or items thereof, shall be allocated to the holders of Units in proportion to their ownership of Units from time to time during such period.

      6.2 Tax Allocations.

      (a) Items of income, deduction, gain, loss or credit of the Company that are recognized for income tax purposes shall be allocated among the Members in a manner that follows, to the extent possible, the allocations in Section 6.1 and in such manner as to reflect equitably the amounts credited to or debited against each Member's Capital Account (or which will be so credited and debited), whether in such year, in prior years or in subsequent years. The Company shall establish and maintain records that indicate the extent to which the Capital Account of each Member, as of the last day of each Fiscal Year, includes amounts that have and have not been reflected in the taxable income of such Member.

      (b) In performing the allocations under Section 6.2(a), the following rules shall apply unless manifestly unreasonable:

      (i) Items of income and gain of the Company shall be allocated to the Members in a manner that complies with the gain charge-back requirements of Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

      (ii) If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-l(b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5) or 1.704-l(b)(2)(ii)(d)(6),
items of Company gross income and gain shall be specially allocated to such Member for tax purposes in an amount and manner sufficient to eliminate as quickly as possible any deficit balance created by such adjustments, allocations or distributions in the Member's capital account maintained for tax purposes.

      (iii) All "nonrecourse deductions" shall be allocated among the holders of Units in proportion to their ownership of Units from time to time during such period.

      (iv) All "partner nonrecourse deductions" shall be specially allocated to the Members who bear the economic risk of loss with respect to the "partner nonrecourse debt" to which such "partner nonrecourse deductions" are attributable.

      (v) The allocations set forth in the preceding  provisions of this Section
6.2 (hereinafter, the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 6.2(b)(v). Therefore, notwithstanding any other provision of this Agreement (other than the provisions governing the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate, to the end that each Member's capital account balance should equal the balance the Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 6.1. In exercising its discretion under this
Section 6.2(b)(v), the Managers shall take into account future Regulatory Allocations under Sections 6.2(b) above that, although not yet made, are likely to offset other Regulatory Allocations previously made under this Section 6.2(b).

      6.3 Special Tax Provisions.

      (a) Section 704(c) Adjustments. Notwithstanding anything in Section 6.2, in accordance with Code Section 704(c) and the Treasury Regulations thereunder, items of income, gain, loss and deduction with respect to an asset, if any, contributed to the capital of the Company shall, solely for tax purposes, be allocated between the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value upon contribution to the Company. If the book value of any asset is adjusted pursuant to the terms of this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset to the Company for federal income tax purposes and its book value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

      (b) Section 754 Election. A Code Section 754 election may be made for the Company at the sole discretion of the Managers. In the event of an adjustment to the adjusted tax basis of any Company asset under Code Section 734(b) or Code
Section 743(b) pursuant to a Section 754 election, subsequent allocations of tax items shall reflect such adjustment consistent with the Treasury Regulations promulgated under Code Sections 704, 734 and 743.

      (c) Allocations Upon Transfers of Company Interests. If during an Accounting Period, a Member (the "Transferring Member") Transfers Units to another Person, items of Net Income and Net Loss, together with corresponding tax items, that otherwise would have been allocated to the Transferring Member with regard to such Accounting Period shall be allocated between the Transferring Member and the transferee in accordance with their respective Units during the Accounting Period using any method permitted by Code Section 706 and selected by the Managers.


                                   ARTICLE VII

                                  DISTRIBUTIONS

      7.1 Distributions. The Units shall share ratably all distributions from the Company.

      7.2 Discretionary Distributions. The Managers may, with the approval of a Majority in Interest of the Members, make additional distributions to the Members in such amounts and at such times as they shall determine.

      7.3 Restriction on Distributions.

      (a) The Company shall not make any distribution to the holders of Units unless immediately after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members on account of their interest in the Company and liabilities as to which recourse of creditors is limited to specified property of the Company, do not exceed the fair value of the Company assets, provided that the fair value of any property that is subject to a liability as to which recourse of creditors is so limited shall be included in the Company assets only to the extent that the fair value of the property exceeds such liability.

      (b) Except as otherwise required by law, no holder of Units shall be liable to the Company for the amount of a distribution received provided that, at the time of the distribution, such holder of Units did not know that the distribution was in violation of Sections 7.2 or 7.3(a). A Member who receives a distribution in violation of Sections 7.2 or 7.3(a), and who knows at the time of the distribution that the distribution violated such condition, shall be liable to the Company for the amount of the distribution.

      7.4 No Other Distributions. Except as otherwise expressly provided for in this Agreement, no distributions shall be required or permitted.


                                  ARTICLE VIII

                             TRANSFER OF MEMBERSHIP

      8.1 Transfer. No Member may Transfer all or any portion of his or her membership interest without the approval of a Majority in Interest of the Members not transferring their membership interests, and then only if (a) the transferee is a Senior Executive, (b) the transferee is admitted as a Member,
(c) the transferee shall have agreed in writing to assume all of the obligations of the Member with respect to the membership interest assigned (including the obligations imposed hereunder as a condition to any transfer), and (d) the Managers shall have concluded (which conclusion may be based upon an opinion of counsel satisfactory to them) that such assignment or disposition will not (i) result in a termination of the Company for federal or state income tax purposes or result in (or materially increase the risk of) the Company being treated as a publicly traded partnership or otherwise taxable as a corporation for federal income tax purposes; or (ii) result in a violation of any law, rule or regulation by that Member, the Company or the other Members.

      8.2 Transfer Void. Any purported Transfer of Units in contravention of this Article VIII shall be void and of no effect to, on or against the Company, any Member, any creditor of the Company or any claimant against the Company.

                                   ARTICLE IX

                   DISSOLUTION, LIQUIDATION AND TERMINATION

      9.1 Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following:

      (a) termination of the Option Agreement by its terms;

      (b) the approval of a Majority in Interest of the Members; or

      (c) entry of a decree of judicial dissolution pursuant to Section 17351 of the Act.

      9.2 Authority to Wind Up. Upon dissolution of the Company, the Managers shall have all necessary power and authority required to marshal the assets of the Company, to pay its creditors, to distribute assets and otherwise wind up the business and affairs of the Company. In particular, the Managers shall have the authority to continue to conduct the business and affairs of the Company insofar as such continued operation remains consistent, in the judgment of the Managers, with the orderly winding up of the Company.

      9.3 Winding Up and Termination. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the Company have been distributed to the Members.

      9.4 Distribution of Assets. Upon dissolution and winding up of the Company, the affairs of the Company shall be wound up and the Company liquidated by the Managers. Pursuant to such liquidation the assets of the Company shall be sold unless the Members shall consent to a distribution in kind of the assets. If the Members do not consent to a distribution in kind but the Managers determine that an immediate sale would be financially inadvisable, they may defer sale of the Company assets for a reasonable time. If any assets are distributed in kind, then they shall be distributed on the basis of the fair market value thereof as determined by appraisal, and shall be deemed to have been sold at such fair market value for purposes of the allocations under
Article VI. Unless the Members otherwise agree, if any assets are to be distributed in kind, they shall be distributed to the Members, as tenants-in-common, in undivided interests in proportion to distributions to which the Members are entitled under this Section 9.4. The assets of the Company, whether cash or in kind, shall be distributed as follows in accordance with the Act:

      (a) to pay for all expenses of liquidation and winding up;

      (b) to creditors of the Company, other than Members, in the order of priority provided by law;

      (c) to Members who are creditors to the extent permitted by law in satisfaction of liabilities of the Company to such Members, other than liabilities for distributions to Members under Sections 17251 and 17252 of the Act;

      (d) to Members and former Members of the Company in satisfaction of liabilities for distributions under Sections 17251 and 17252 of the Act; and

      (e) to the Members and Assignees ratably in accordance with the number of Units held by each, and except as specifically provided in Section 7.3, no Member or Assignee shall have any obligation at any time to repay or restore to the Company all or any part of any distribution made to him or her from the Company in accordance with this Section 9.4 or Article IX or to make any additional contribution of capital to the Company.


                                    ARTICLE X

                                   DEFINITIONS

      10.1 Definitions. The following terms shall have the meanings set forth for purposes of this Agreement:

            "Accounting Period" shall mean for each Fiscal Year the period beginning on the 1st of January and ending on the 31st of December; provided, however, that the first Accounting Period shall commence on the date of formation of the Company and shall end on December 31, 2002, and provided, further, that a new Accounting Period shall commence on any date on which an additional Member is admitted to the Company or a Member ceases to be a Member for any reason.

            "Act" shall have the meaning set forth in the recitals to this Agreement.

            "Agreement" shall mean this Agreement, as the same shall be amended from time to time.

            "Articles" shall have the meaning set forth in the recitals to this Agreement.

            "Assignee" shall mean a transferee of Units who has not been admitted as a Member.

            "Capital Account" shall mean, with respect to any Member, the separate account maintained for such Member by the Company in accordance with the following provisions:

(a) the capital account of each Member shall be increased by:

                  (i) the Capital Contributions to the Company by such Member (net of any liabilities secured by such property that the Company is considered to assume or hold subject to for purposes of Code Section 752),

                  (ii) such Member's share of Net Income, and

                  (iii) the amount of liabilities of the Company assumed by such Member; and

      (b) shall be decreased by:

                  (i) the amount of money and the agreed fair market value of any property distributed by the Company to such Member pursuant to the provisions of this Agreement (net of any liabilities secured by such property that such Member is considered to assume or hold subject to for purposes of Code
Section 752),

                  (ii) such Member's share of Net Loss, and

                  (iii) the amount of liabilities of such Member assumed by the Company.

            "Capital Contribution" of a Member shall mean that amount of capital actually contributed by the Member to the Company pursuant to Article III.

            "Code" shall mean the Internal Revenue Code of 1986, as amended.

            "Company" shall mean the limited liability company formed in accordance with the Articles.

            "Fiscal Year" shall mean the period from January 1 to December 31 of each year, or as otherwise required by law.

            "Majority in Interest of the Members" shall mean Members, including Craig L. Levra and Howard K. Kaminsky, holding a majority of the Units.

            "Managers" shall mean the Craig L. Levra and Howard K. Kaminsky or any successors acting as such.

            "Member" shall mean one who executes this Agreement as a Member and any Person who subsequently is admitted as a Member.

            "Net Income" or "Net Loss" shall mean the net book income or loss of the Company for any relevant period as computed for financial accounting purposes.

            "Option" shall have the meaning set forth in the recitals to this Agreement.

            "Option Agreement" shall have the meaning set forth in the recitals to this Agreement.

            "Person" shall mean a natural person, partnership (whether general or limited and whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or representative capacity.

            "Regulatory Allocations" shall have the meaning set forth in Section 6.2(b).

            "Senior Executive" shall mean any Person who shall hold the title of Chief Executive Officer, President, Chief Financial Officer, Executive Vice President or Senior Vice President of Sport Chalet, or shall otherwise be considered an executive officer of Sport Chalet.

            "Sport Chalet" shall mean Sport Chalet, Inc., a Delaware corporation.

            "Transfer" shall mean, when used as a noun, any sale, pledge, gift, bequest, transfer, grant of a security interest, encumbrance or disposition, whether direct or indirect, conditional or unconditional; and shall mean, when used as a verb, to make a Transfer.

            "Transferring Member" shall have the meaning set forth in Section 6.3(c)

            "Treasury Regulations" shall mean regulations issued by the U.S. Department of the Treasury pursuant to the Code.

            "Units" shall have the meaning set forth in Section 2.2.


                                   ARTICLE XI

                                  MISCELLANEOUS

      11.1 Interpretation. Article, Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, and all terms to the singular or plural, as the context in which they are used may require. In the event any claim is made relating to the construction or interpretation of any provision of this Agreement, no presumption or burden of proof or persuasion will be implied by virtue of the fact that this Agreement was initially drafted by or at the request of a particular Member or its counsel. Unless otherwise expressly provided or indicated by context, "including" does not limit the preceding words or terms, "or" is used in the inclusive sense and references to Articles and Sections refer to such Articles and Sections to this Agreement.

      11.2 Governing Law. The validity, construction and performance of this Agreement shall be governed by the laws, without regard to the laws as to choice or conflict of laws, of the State of California.

      11.3 Entire Agreement. This Agreement embodies the entire agreement and understanding between the Members pertaining to the subject matter of this Agreement, and supersedes all prior agreements, understandings, negotiations, representations and discussions, whether verbal or written, of the Members pertaining to that subject matter.

      11.4 Binding  Effect.  Subject to the restriction on Transfer set forth in
Article VIII, the provisions of this Agreement shall bind and inure to the benefit of the Members and their respective successors and permitted assigns.

      11.5 Parties In Interest. Nothing in this Agreement, including the Exhibit attached hereto, expressed or implied, is intended to confer on any Person other than the Members any right or remedy under or by reason of this Agreement.

      11.6 Notices. Any notice to be given or served upon the Company or the Members in connection with this Agreement shall be in writing and shall be deemed given when personally delivered or 48 hours after deposit with the U.S. Postal Service as registered or certified mail, postage prepaid, and addressed as specified by the party to receive the notice in Exhibit A attached hereto. Any party may designate any other address by notice so given to the other parties.

      11.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement.

      11.8 Amendment; Waiver. This Agreement may be amended, modified or supplemented only with the approval of a Majority in Interest of the Members. Any of the Members may in writing waive any provision of this Agreement to the extent such provision is for the benefit of that Member. No waiver by any Member of a breach of any provision of this Agreement shall be construed as a waiver of any subsequent or different breach, and no forbearance by a Member to seek a remedy for noncompliance or breach by any other Member shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

      11.9 Dispute Resolution. The Members desire to resolve disputes arising out of or related to this Agreement or to the Company without litigation and therefore agree to the following procedure:

      (a) In the event of any dispute, controversy or claim arising out of or related to this Agreement, including a breach hereof, or to the Company, the Members shall consult and attempt to settle such dispute, controversy or claim. If they do not reach a settlement with thirty (30) days, then upon notice by a Member any such dispute, controversy or claim shall be settled by arbitration administered by the American Arbitration Association in accordance with its applicable Commercial Arbitration Rules.

      (b) There shall be one arbitrator who shall be designated by the Members or, if the Members cannot agree, by the American Arbitration Association. The arbitration shall be held in Los Angeles, California. The arbitration award shall be in writing and shall specify the factual and legal bases for the award. The award shall be final and binding on the Members and the Company, and judgment thereon may be entered in any court having jurisdiction thereof or having jurisdiction over the Company or any of the Members or their assets.

      (c) Each Member shall bear his or her own legal fees and other costs. The Members shall equally share the fees of the arbitration and the arbitrator; provided, however, that the arbitrator may apportion the fees of the arbitration and the arbitrator, but not the Members' legal fees and other costs.

      IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the day and year first above written.


                                    /s/ CRAIG L. LEVRA
                                    -----------------------------
                                    CRAIG L. LEVRA


                                    /s/ HOWARD K. KAMINSKY
                                    -----------------------------
                                    HOWARD K. KAMINSKY


                                    /s/ JEFF LICHTENSTEIN
                                    -----------------------------
                                    JEFF LICHTENSTEIN


                                    /s/ CLAUDIA G. REICH
                                    -----------------------------
                                    CLAUDIA G. REICH


                                    /s/ DENNIS D. TRAUSCH
                                    -----------------------------
                                    DENNIS D. TRAUSCH

                                    EXHIBIT A


                                     MEMBERS
                                     -------
                                                                 CAPITAL
NAME OF MEMBER         ADDRESS                  NO UNITS      CONTRIBUTION
--------------         -------                  --------      ------------

Craig L. Levra         839 Houseman Street         960          $960.00
                       La Canada, CA 91011

Howard K. Kaminsky     839 Houseman Street         640          $640.00
                       La Canada, CA 91011

Jeff Lichtenstein      839 Houseman Street        8.12           $ 8.12
                       La Canada, CA 91011

Claudia G. Reich       839 Houseman Street        8.12           $ 8.12
                       La Canada, CA 91011

Dennis D. Trausch      839 Houseman Street        8.12           $ 8.12
                       La Canada, CA 91011

                                                                       EXHIBIT D
                                                                       ---------

                                 SC OPTION, LLC

           JOINDER TO LIMITED LIABILITY COMPANY OPERATING AGREEMENT

      This joinder to the limited liability company operating agreement (this "Agreement"), is made as of December 30, 2003 by and between SC Option, LLC, a California limited liability company (the "LLC") and Tim Anderson ("Purchaser").

                                    RECITALS

      A. The LLC entered into an operating agreement dated as of December 20, 2002 (the "Operating Agreement"), among the LLC and the persons listed on Schedule A thereto (collectively, the "Members"); and

      B. As a condition of Purchaser's purchase of a Membership Interest in the LLC (the "Membership Interest"), Purchaser desires to become a party to the Operating Agreement.

                                    AGREEMENT

      Now therefore, in consideration of the foregoing facts and of the mutual agreements set forth below, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows.

      1. Use of Defined Terms. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Operating Agreement.

      2. Incorporation by Reference. The Operating Agreement is hereby incorporated herein by reference. Purchaser is hereby made a party to the Operating Agreement and shall have all of the rights and obligations of a Member thereunder.

      3. Notice. The Investor's address for the purpose of giving notice as provided under the Operating Agreement shall be as set forth at the end of this Agreement.

      4. Records. A copy of this Agreement shall be placed in the minute book of the LLC.

      5.   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

                      The next page is the signature page.

            IN WITNESS WHEREOF, the parties hereto have executed this Joinder to Limited Liability Company Operating Agreement as of the date first above written.

                                           TIM ANDERSON


                                           /s/ Tim Anderson
                                           ----------------------------------

                                           Address for Notices:
                                           Tim Anderson
                                              c/o Sport Chalet, Inc.
                                              One Sport Chalet Drive
                                              La Canada, CA  91011
                                              Facsimile:  818-949-5301
Acknowledged and Accepted:

SC OPTION, LLC


By:  /s/ Howard Kaminsky
    ----------------------
    Howard Kaminsky
    Manager



                                       2